FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1, 3, 4 & 5 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971, 333-11650 AND 333-148318), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is the following Registrant’s press release:

BOS Announces the Signing of an Agreement for the Sale of Non-Core Assets

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: August 19, 2008

BOS Announces the Signing of an Agreement for the Sale of Non-Core Assets

The Agreement if for the sale of up to 35 million New World Brand Shares in consideration for up to $875,000

RISHON LEZION, Israel – August 19, 2008 (BUSINESS WIRE) – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC; TASE:BOSC), a leading provider of comprehensive Mobile and RFID Solutions and Supply Chain Solutions, today announced that it signed with New World Brands, Inc. (“NWB”, OTCBB: NWBD.OB) an agreement for the sale to NWB of up to Thirty-Five (35) Million shares of NWB common stock.

Shmuel Koren, BOS’s President and CEO stated: “We have received the NWB Shares as consideration for the sale of our communications business in 2005 and 2006. This transaction is in line with our strategy to strengthen our balance sheet and to focus on our core business of Mobile and RFID and of Supply Chain Solutions.”

The shares, amounting to approximately half of BOS’ holdings in NWB (directly and through Qualmax Inc., that holds a majority of NWB) shall be sold at a price per share of $0.025, reflecting a total consideration of up to $875,000.

BOS will sell the NWB shares on a monthly basis with an initial sale, in September 2008, of 5 million shares. Thereafter, each month through March 2011, BOS shall sell to NWB 1,000,000 shares against a monthly payment of $25,000. The rate of sale may be increased at the request of NWB, subject to BOS’ consent.

In case NWB fails to execute any monthly purchase, BOS shall be released from its undertaking to sell to NWB the then outstanding balance of the NWB Stock.

About BOS

B.O.S. Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

(a) Hardware Devices – A Mobile and RFID Infrastructure with an automatic identification and data collection equipment based on RFID and barcode technology; and

(b) Middleware – A variety of proprietary Servers intended to receive data from Hardware, process it and transfer it to the Software Applications; and

(c) Software Applications – pointAct application platform for implementation of various business organizational processes.

(ii)	Supply Chain Solutions - reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ Global Market and on the Tel-Aviv Stock Exchange. Their website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations - please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations - please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt + 1 646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.